Bitcoin Depot Inc.

3343 Peachtree Road NE, Suite 750

Atlanta, GA 30326

June 26, 2025

Division of Corporation Finance

U.S. Securities and Exchange Commission

Office of Crypto Assets

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sonia Bednarowski

RE: Bitcoin Depot Inc. Registration Statement on Form S-3 (File No. 333-288208)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (No. 333-288208) of Bitcoin Depot Inc., a Delaware corporation (the “Company”), initially filed with the Securities and Exchange Commission (the “Commission”) on June 20, 2025 (the “Registration Statement”).

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective at 9:00 a.m. Eastern Time on July 1, 2025, or as soon as practicable thereafter or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Commission.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Milbank LLP, by calling Brett Nadritch at (212) 530-5301, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Thank you for your assistance in this matter.

[Signature page follows]

Very truly yours,

Bitcoin Depot Inc.

By:	/s/ Scott Buchanan
Name:	Scott Buchanan
Title:	Chief Financial Officer